

November 16, 2020

Via Email
James Rajotte
Alberta's Senior Representative to the United States
Alberta Washington D.C. Office
Canadian Embassy
501 Pennsylvania Ave, N.W.
Washington, DC 20001

> **Re:** **Province of Alberta**
> **Registration Statement under Schedule B**
> **Filed September 2, 2020**
> **File No. 333-248552**
>
> **Form 18-K for Fiscal Year Ended March 31, 2020**
> **Filed September 3, 2020**
> **File No. 033-12133**

Dear Mr. Rajotte:

We have reviewed your response dated November 3, 2020 and have the following comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to comments 1, 5, and 9 that the disclosure is in Alberta's Form 18-K/A filed on March 6, 2020. We also note that after the registration statement was filed on September 2, 2020, a Form 18-K was filed for end of fiscal year March 31, 2020. Please amend your registration statement to specifically incorporate by reference the latest annual report filed after your initial registration statement and prior to effectiveness. Please also include in the registration statement any material information related to this offering that is in filings made prior to the most recently filed Form 18-K.

We remind you that you are responsible for the accuracy and adequacy of the disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Thomas Kluck, Special Counsel, at (202) 551-3233 or Michael Coco, Office Chief, at (202) 551-3253 with any questions.

Sincerely,

Office of International Corporate Finance

cc: Christopher J. Cummings, Esq.
        Paul, Weiss, Rifkind, Wharton & Garrison, LLP